SHEARMAN & STERLING

Avocats au Barreau de Paris

114, AVENUE DES CHAMPS-ELYSÉES

75008 PARIS

33 01 53 89 70 00

TOQUE J006

FAX (33) 01 [redacted]

July 29, 2002

BY HAND DELIVERY

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Bull
Information Pursuant to Rule 12g3-2(b)
File No. 82-4847

Dear Sir or Madam,

On behalf of Bull (the "Company") and pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934, as amended (the "Act"), please find enclosed a press release dated July 25, 2002, announcing Bull's first half results for 2002.

Please acknowledge receipt of this letter and its enclosure by time-stamping the enclosed copy of this letter and returning it to our messenger, who has been instructed to wait.

Please do not hesitate to contact the undersigned (collect) in Paris at (011-33-1-53-89-70-00) should you have any questions.

Very truly yours,

Sami Toutounji/ad

Sami Toutounji

Enclosures

cc: Andrée Sergeant
Thierry Roselli
Compagnie des Machines Bull

dlw 7/31

125899

ANALYST INFORMATION

Bull

1st half 2002 results
Bull achieves objectives of the first step of its turnaround plan

Paris, 25th July 2002: The Board of Directors of Bull met on 25th July to examine the financial statements for the first half of 2002 and to review the situation of the company.

The three steps of the turnaround plan

On 14 March 2002, the Board of Directors of Bull approved a three-step turnaround plan as submitted by Pierre Bonelli, Chairman and CEO of Bull, upon his evaluation of the company's situation.

The objective of the first step was to establish in the 1st half of 2002 the necessary conditions for the turnaround of the company, in particular the headcount reduction of 1,500 people, of which 1,200 in France, a 50% reduction in structural costs (SG&A), as well as building a new organisation and defining a strategy for the five coming years. The French State has agreed to grant a rescue aid of 350 M€ to enable Bull to continue to operate during this period of time, which came in addition of 100 M€ already granted at the end of 2001.

With the second step, in the second half of 2002, through the conjunction of these elements, Bull will achieve breakeven in operating margin .

After reaching breakeven, Bull will proceed to the third step of its plan, which is to recapitalise the company in 2003. The first objective of this recapitalisation being to reimburse the aid of 450 M€ granted by the French State in the first half of 2002, while self-financing its own growth.

1st half year results in line with the turnaround plan objectives

The 1st half year results are in line with the objectives of the turnaround plan.
The headcount reduction plan took place as planned with the departure of 2100 employees. It was achieved in France within the framework of a collective agreement with personnel representatives through voluntary departures and company pre-retirement programs and is being continued outside France according to local requirements and regulations.

This plan has allowed reduction in structural cost, bringing distribution and administration costs down to 17% of group revenue, compared to 25% in 2001.

The group recorded revenue of 780 M€, and gross margin of 170 M€, representing 22% of the turnover. R&D expenses have reached 30.5 M€, representing 4% of the turnover.
These results have been achieved, in spite of a very difficult economic environment and the uncertainty about Bull's future, pending the completion of the turnaround plan.
The performance of the Servers activity was satisfactory, and the IT Services in France and Evidian are now profitable.

Earnings before taxes, interest and exceptional items are -151 M€, including 142 M€ of personnel and non salary costs which will no longer apply after 30th June 2002.
The net result for the 1st half 2002 is a loss of 524,2 M€ after taxes, interests and exceptional items such as redundancy costs (225 M€) and items related to the extensive review of all company commitments and liabilities which have been accrued in its balance sheet (148 M€).

Objectives for the 2nd half 2002

Taking into account the achievements of the first half, in particular the costs reduction and orders backlog, Bull expects, despite a difficult economic environment, to achieve in the second half revenue of 730 M€ and to break-even at EBIT level. Bull doesn't plan to accrue for exceptional charges in second half considering that its balance sheet extensively reflects the company commitments and liabilities.

Strategy

Bull's strategy, was defined during the first half of the year. It consists of taking full advantage of Bull's recognised technological expertise within a unified organisation in order to strongly position the company in the area of high end servers and heterogeneous systems infrastructures.

In the area of servers, Bull will ensure its GCOS customers the continuity of their applications, the power increase and the openness to new applications they need, in particular through the Olympus2 servers line announced in June 2002. In addition, the new generation of Bull Itanium® 2-based servers will support both GCOS and open operating systems.
Furthermore, Bull is also developing a complete Intel-based range of servers supporting both Linux and Microsoft® Windows environments.

These ranges of servers are targeting selected market sectors, in particular Defence, Public sector, Telecommunications, in conjunction with systems integration, infrastructure optimisation consulting, and outsourcing offerings that will be in line with the best profitability standards of the leading market players.

Bull's products and IT services will benefit from the fast growth of the new open markets, that are being opened up by technology breakthroughs such as Itanium® 2 in the area of servers, web services, open source technologies for network solutions and security.

Future development plan

The Profitability provided by the servers activities and rigorous professional management of IT services will enable Bull to finance its investments for growth, and also to ensure improved operational performance and lead to a positive net result for 2003 onwards.

Bull's ambition is to become again a major player in the European and international markets through a targeted and competitive offer, taking full advantage of the best technologies. Bull will then offer its customers the necessary optimisation between systems integration services and the corresponding servers infrastructure.

Conclusion

Backed up by the successful 2002 turnaround plan, a clear and focused strategy, a coherent and unified organisation, Bull can now take the place it deserves in the Information Technology world, consistent with its domains of expertise and the talents of its teams.

Contacts

Marie-Claude Bessis
Tel : +33 1 39 66 57 75
Mobile : +33 6 84 95 26 21
marie-claude.bessis@bull.net